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                                                                    Exhibit 99.2

                                GIFT INSTRUMENT
            CHARITABLE GIFT TO RICHMOND COUNTY SAVINGS FOUNDATION


        Richmond County Financial Corp., 1214 Castleton Avenue, Staten Island, New York (the "Company"), desires to make a gift of its common stock, par value $.01 per share to Richmond County Savings Foundation (the "Foundation"), a nonprofit corporation organized under the laws of the State of Delaware. The purpose of the donation is to establish a bond between Richmond County
Financial Corp. and the community in which it and its affiliates operate to enable the community to share in the potential growth and success of the Company and its affiliates over the long term. To that end, Richmond County Financial Corp. now gives, transfers, and delivers to the Foundation ________ shares of its common stock, par value $.01 per share, or total consideration of $_______, subject to the following conditions:

        1. The Foundation shall use the donation solely for charitable purposes, including community development, in the communities in which the Company and its affiliates operate in accordance with the provisions of the Foundation's Certificate of Incorporation; and

        2. Consistent with the Company's intent to form a long-term bond between the Company and the community, the amount of Common Stock that may be sold by the Foundation in any one year shall not exceed 5% of the market value of the assets held by the Foundation, except that this restriction shall not prohibit the board of directors of the Foundation from selling a greater amount of Common Stock in any one year if the board of directors of the Foundation determines that the failure to sell a greater amount of the Common Stock held by the Foundation would: (a) result in a long-term reduction of the value of the Foundation's assets relative to their then current value that would jeopardize the Foundation's capacity to carry out its charitable purposes; or (b) otherwise jeopardize the Foundation's tax-exempt status.


Dated: ____________ __, 199_            Richmond County Financial Corp.

                                        By:
                                            -----------------------------
                                                Michael F. Manzulli
                                                Chairman of the Board and
                                                Chief Executive Officer